UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

YPF Sociedad Anónima

(Exact name of the registrant as specified in its charter)

Republic of Argentina

(State or other jurisdiction of incorporation or organization)

1-12102

(Commission file number)

n/a

(I.R.S. Employer Identification No.)

Macacha Güemes 515

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

C1106BKK

(Zip code)

Paula Dutto

Tel.: (011-54-11) 5441-0000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict minerals disclosure

Item 1.01	Conflict minerals disclosure and report

Not applicable.

Section 2 - Resource extraction issuer disclosure

Item 2.01	Resource extraction issuer disclosure and report

Disclosure of payments by resource extraction issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2025

This report provides a consolidated overview of the payments to the Federal Government and Foreign Governments (each, as defined in Form SD, and together “Governments”) made by YPF Sociedad Anónima (“YPF S.A.”) and its subsidiaries for the fiscal year ended December 31, 2025. Unless the context requires otherwise, references in this report to “the Company”, “YPF”, “we”, “us” and “our” refer to YPF S.A. and its subsidiaries. References to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate applicable on or about the date of payment.

This report provides an overview of the payments made by YPF S.A. and its subsidiaries to Governments, but excludes any payments made by any of our subsidiaries to YPF S.A.

Our business segments

As of December 31, 2025, we conducted our business according to the following business segment structure:

Upstream business segment

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Midstream and Downstream business segment

The Midstream and Downstream business segment performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

LNG and Integrated Gas business segment

The LNG and Integrated Gas business segment performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our joint venture Compañía Mega S.A.; and (iii) the development of LNG liquefaction capacity.

New Energies

The New Energies business segment performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas S.A.; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary YPF Tecnología S.A. Furthermore, through our joint ventures YPF Energía Eléctrica S.A. and CT Barragán S.A., this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Central Administration and Others

It includes the remaining activities performed by the Company that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary A-Evangelista S.A.; and (iv) digital development services and solutions through our subsidiary YPF Digital S.A.U.

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Our projects

This report discloses the payments made by us to Governments for the commercial development of crude oil, natural gas, or minerals, and which involves the exploration, development and extraction of crude oil, natural gas and minerals.

We organize our operations into blocks, i.e., areas defined by concession contracts or operating contracts signed by YPF. Where activities related to one of the blocks cross the borders of a major subnational political jurisdiction, we have disclosed payments for such block separately segregated per major subnational political jurisdiction.

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Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 - Resource extraction payment report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

YPF SOCIEDAD ANÓNIMA

By: /s/ Juan José Mata

Name: Juan José Mata

Title: Vice President of Administration and Reporting

Date: August 11, 2026

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